Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Marianne Harris Steps Down from Agrium’s Board of Directors

September 3, 2015

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) (“Agrium”) announced that Marianne Harris has resigned from her position on the Board of Directors of Agrium. Ms. Harris, who is currently serving on the Board of Directors of Hydro One Inc., stepped down as a director of Agrium, as Mayo Schmidt, also a director of Agrium, assumes his role today as the President and Chief Executive Officer of Hydro One Inc.

“Since joining our Board, Marianne has been a respected Director and added valuable insights to the Board”, commented Victor Zaleschuk, Board Chair of Agrium. “On behalf of the Board of Directors of Agrium, I would like to thank Marianne for her contributions to the Board. We wish Marianne all the best in the future.”

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of close to 1,500 facilities and over 3,000 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor/Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com